SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Chaves, Denis P. (Last) (First) (Middle) 431 New Karner Road (Street) Albany, NY 12205 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) March 31, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol
Mechanical Technology Incorporated   MKTY
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
                        Officer                X          Other

Officer/Other
Description Vice President & General Manager, MTI Instruments, Inc.	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Chaves, Denis P. - March 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Options (Right to Buy)	08/28/1998 (1) | 08/26/2007	Common Stock - 75,450.00	$0.76	D
Employee Stock Options (Right to Buy)	06/16/1999 (2) | 06/15/2008	Common Stock - 90,000.00	$1.33	D
Employee Stock Options (Rights to Buy)	12/18/1999 (3) | 12/17/2008	Common Stock - 90,000.00	$1.7638889	D
Employee Stock Options (Rights to Buy)	03/30/2001 (4) | 03/29/2010	Common Stock - 30,000.00	$21.625	D
Employee Stock Options (Rights to Buy)	12/15/2001 (5) | 12/14/2010	Common Stock - 25,000.00	$2.88	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 04-01-2003 ** Signature of Reporting Person Date Denis P. Chaves Page 2 SEC 1473 (3-99)

Chaves, Denis P. - March 2003
Form 3 (continued)
FOOTNOTE Descriptions for Mechanical Technology Incorporated MKTY

Form 3 - March 2003

Denis P. Chaves
431 New Karner Road

Albany, NY 12205
Explanation of responses:

 (1)   Options vest annually at a rate of 25% per year beginning 08/27/98.
(2)   Options vest annually at a rate of 25% per year beginning 06/16/99.
(3)   Options vest annually at a rate of 25% per year beginning 12/18/99.
(4)   Options vest annually at a rate of 25% per year beginning 03/30/01.
(5)   Options vest annually at a rate of 25% per year beginning 12/15/01.

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